UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Mount Logan Capital Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.001 par value
(Title of Class of Securities)
62188E103
(CUSIP Number of Class of Securities)
Nikita Klassen
Chief Financial Officer and Corporate Secretary
650 Madison Avenue, 3rd Floor
New York, New York 10022
(212) 891-2880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Anna T. Pinedo
Brian D. Hirshberg
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Tel. (212) 506-2500
Fax (212) 849-5767
☐      Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Mount Logan Capital Inc., a Delaware corporation (the
“Company”), to purchase for cash up to $15 million of its shares of common stock, $0.001 par value, at a fixed price of $9.43 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated December 29, 2025 (the “Offer to
Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,”
and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule
13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, that is attached hereto as
Exhibit (a)(1)(A) is incorporated herein by reference.
Item 2. Subject Company Information.
(a)  The name of the issuer is Mount Logan Capital Inc. The issuer’s registered agent is Corporation Trust Company located at 1209 Orange St., Wilmington, DE 19801. The address and telephone number of the issuer’s principal executive offices are 650
Madison Avenue, 3rd Floor, New York, NY 10022, (212) 891-2880.
(b)  The subject securities are shares of common stock, $0.001 par value, of Mount Logan Capital Inc. As of December 29,
2025, there were 12,947,429 shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled
“Introduction” is incorporated herein by reference.
(c)  Information about the trading market and price of the shares set forth in the Offer to Purchase under the heading
“Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)  The filing person to which this Schedule TO relates is Mount Logan Capital Inc. The address and telephone number of the Company are set forth under Item 2(a) above. The names of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements
Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company named therein is c/o Mount Logan Capital Inc., 650 Madison Avenue,
3rd Floor, New York, NY 10022, (212) 891-2880.
(b)-(c)  Not applicable.
Item 4. Terms of the Transaction.
(a)(1)  The material terms of the transaction are set forth in the Offer to Purchase under the headings “Summary Term Sheet,”
“Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Other
Plans,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and
Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 —
Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors
and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax
Consequences” and “Section 15 — Extension of the Offer Termination or Amendment” and are incorporated herein by reference.
(a)(2)  Not applicable.

(b)  Information regarding purchases from officers, directors and affiliates of the Company is set forth in the Offer to
Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning
the Shares” and is incorporated herein by reference.
(c)-(f)  Not applicable.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
(a)-(d)  Not applicable.
(e)  The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive
Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference. The document incorporated herein by reference as Exhibit (d)(7) also contains information regarding agreements relating to securities of the Company.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)  Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary
Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Other Plans” is incorporated herein by reference.
(b)  Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Other Plans” is incorporated herein by reference.
(c)  Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and
Arrangements Concerning the Shares” is incorporated herein by reference.
(d)  Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
(a)  Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and
Amount of Funds” is incorporated herein by reference.
(b)-(d)  Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)  The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions
and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b)  The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions
and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)-(b)  Not applicable.
Item 10. Financial Statements.
(a)-(b)  Not applicable.

Item 11. Additional Information.
(a)(1)  The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions
and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The documents incorporated herein by reference as Exhibits (d)(1)-(d)(6) also contain information regarding agreements material to a security holder. The
Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).
(a)(2)  The information set forth under the heading “Section 13 — Legal Matters; Regulatory Approvals” in the Offer to
Purchase is incorporated herein by reference.
(a)(3)-(b)  Not applicable.
(c)  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated December 29, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(5)(A)
Press release announcing initiation of shareholder record search relating to expected $15 million Tender Offer, dated December 11, 2025 (incorporated herein by reference to Exhibit
99.1 to the Company’s Current Report on Form 8-K, filed on December 11, 2025).

(a)(5)(B)
Press release announcing commencement of the Tender Offer, dated December 29, 2025
(incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form
8-K, filed on December 29, 2025).

(a)(5)(C)	Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on November 13, 2025.
(d)(1)*	Dealer Manager Agreement, dated December 29, 2025, by and between the Company and Ladenburg Thalmann.
(d)(2)
Third Amended and Restated Servicing Agreement between Mount Logan Capital Inc. and
BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.4 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(3)
Investment Advisory Agreement between Opportunistic Credit Interval Fund and Mount
Logan Management LLC (incorporated herein by reference to Exhibit 10.6 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(4)
Investment Advisory Agreement between Logan Ridge Finance Corporation and Mount
Logan Management LLC (incorporated herein by reference to Exhibit 10.7 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(5)
Amended and Restated Master Services Agreement between MLC US Holdings LLC and
Sierra Crest Investment Management LLC (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File
No. 333-286043)).

(d)(6)
Staffing Agreement by and among Mount Logan Management LLC and BC Partners Advisors
L.P. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration
Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(7)	2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on December 4, 2025 (File No. 333-291939)).
107*	Calculation of Filing Fee Table.

* Filed herewith.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNT LOGAN CAPITAL INC.
Date: December 29, 2025	By:	/s/ Edward Goldthorpe
Edward Goldthorpe
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated December 29, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 29, 2025.
(a)(5)(A)
Press release announcing initiation of shareholder record search relating to expected $15 million Tender Offer, dated December 11, 2025 (incorporated herein by reference to Exhibit
99.1 to the Company’s Current Report on Form 8-K, filed on December 11, 2025).

(a)(5)(B)
Press release announcing commencement of the Tender Offer, dated December 29, 2025
(incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form
8-K, filed on December 29, 2025).

(a)(5)(C)	Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on November 13, 2025.
(d)(1)*	Dealer Manager Agreement, dated December 29, 2025, by and between the Company and Ladenburg Thalmann.
(d)(2)
Third Amended and Restated Servicing Agreement between Mount Logan Capital Inc. and
BC Partners Advisors L.P. (incorporated herein by reference to Exhibit 10.4 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(3)
Investment Advisory Agreement between Opportunistic Credit Interval Fund and Mount
Logan Management LLC (incorporated herein by reference to Exhibit 10.6 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(4)
Investment Advisory Agreement between Logan Ridge Finance Corporation and Mount
Logan Management LLC (incorporated herein by reference to Exhibit 10.7 to the Company’s
Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(5)
Amended and Restated Master Services Agreement between MLC US Holdings LLC and
Sierra Crest Investment Management LLC (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement filed on Form S-4/A, filed on June 12, 2025 (File
No. 333-286043)).

(d)(6)
Staffing Agreement by and among Mount Logan Management LLC and BC Partners Advisors
L.P. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration
Statement filed on Form S-4/A, filed on June 12, 2025 (File No. 333-286043)).

(d)(7)	2025 Omnibus Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on December 4, 2025 (File No. 333-291939)).
107*	Calculation of Filing Fee Table.

* Filed herewith.